UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-39160

SOC Telemed, Inc.

(Exact name of registrant as specified in its charter)

2411 Dulles Corner Park, Suite 475

Herndon, Virginia 20171

(866) 483-9690

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, par value of $0.0001 per share

Warrants, each exercisable for one share of Class A Common Stock for $11.50 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Class A Common Stock: One (1)*

Warrants: Ten (10)

* On April 6, 2022, upon the consummation of the transactions contemplated by that certain Agreement and Plan of Merger, dated as of February 2, 2022, by and among SOC Telemed, Inc., a Delaware corporation (the “Registrant”), Spark Parent, Inc., a Delaware corporation (“Parent”), and Spark Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Merger Sub”), Merger Sub merged with and into the Registrant (the “Merger”), with the Registrant surviving the Merger as a direct, wholly owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, SOC Telemed, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SOC TELEMED, INC.

Date: April 18, 2022	/s/ Eunice Kim
Name: Eunice Kim
Title: General Counsel and Corporate Secretary